UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Form 11-K

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

NVR, Inc and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia
June 27, 2013

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

(in thousands)

	December 31,
	2012	2011
Assets
Investments:
Plan interest in master trust, at fair value	$237,742	$207,256

Receivables:
Loans to participants	4,959	4,980
Employee contributions	6	—
Employer contributions	1	—
Interest, dividends and other	2	1

Total receivables	4,968	4,981

Total assets	242,710	212,237

Liabilities
Due to participants	114	205

Total liabilities	114	205

Net assets reflecting all investments at fair value	242,596	212,032

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(589)	(488)

Net assets available for plan benefits	$242,007	$211,544

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2012

(in thousands)

Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$33,279
Interest and dividends	4,517

37,796
Contributions:
Employee	12,767
Employer	1,084
Rollovers	793

14,644

Total additions	52,440

Deductions from net assets attributable to:

Benefits paid to participants	(21,957)
Administrative expenses	(20)

Total deductions	(21,977)

Net increase in assets available for plan benefits	30,463
Net assets available for plan benefits at beginning of year	211,544

Net assets available for plan benefits at end of year	$242,007

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (VSDC) from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $17.0 and $16.5 during 2012 and 2011, respectively. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for both 2012 and 2011 was $5.5. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2012 and 2011, the Company matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $1,084 and $999 in matching contributions during 2012 and 2011, respectively. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to all eligible active participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $101 and $90 in 2012 and 2011, respectively, were allocated to participant accounts in 2013 and 2012, respectively.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each investment fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2012 and 2011. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides clarifying guidance on fair value measurement, including changing a particular principle in ASC 820. The new guidance also expands existing fair value disclosure requirements regarding transfers between Level 1 and Level 2 as well as additional disclosure for financial instruments classified as Level 3. In addition, ASU 2011-04 requires disclosure of fair value levels for financial instruments that are not recorded at fair value but for which fair value is required to be disclosed. The Plan adopted ASU 2011-04 effective January 1, 2012 with prospective application. The adoption by the Plan did not have a material effect on the Plan’s financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the “Fidelity Managed Income Portfolio” or the “Fund”) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

The Plan also holds other assets and liabilities not measured at fair value, but for which fair value is required to be disclosed, including loans to participants and amounts due to participants. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short-term maturity of the instruments or because stated interest rates approximate market rates for instruments with similar terms and characteristics. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.

Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

The following table presents the financial instruments the Plan measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2012:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$8,433	$—	$—	$8,433
Domestic Equities - Mid Cap	16,160	—	—	16,160
Domestic Equities - Large Cap	68,833	—	—	68,833
International Equities	13,480	—	—	13,480
Life Cycle/Target Date Funds	32,683	—	—	32,683
Bond Funds	8,158	—	—	8,158

Subtotal	147,747	—	—	147,747
NVR, Inc. Common Stock	64,458	—	—	64,458
Investments in Common Collective Trusts	—	20,578	—	20,578
Other Common and Preferred Stock	3,197	—	—	3,197
Cash	1,762	—	—	1,762

Total	$217,164	$20,578	$—	$237,742

The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2011:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$7,180	$—	$—	$7,180
Domestic Equities - Mid Cap	14,288	—	—	14,288
Domestic Equities - Large Cap	61,820	—	—	61,820
International Equities	11,490	—	—	11,490
Life Cycle/Target Date Funds	28,071	—	—	28,071
Bond Funds	6,420	—	—	6,420

Subtotal	129,269	—	—	129,269
NVR, Inc. Common Stock	53,610	—	—	53,610
Investments in Common Collective Trusts	—	19,789	—	19,789
Other Common and Preferred Stock	2,815	—	—	2,815
Cash	1,773	—	—	1,773

Total	$187,467	$19,789	$—	$207,256

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2012 and 2011, refunds of $114 and $205, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 41% and 43% as of December 31, 2012 and 2011, respectively.

The following table presents the investments in the master trust at fair value for all investments, except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2012	2011
NVR, Inc. Common Stock	$353,713	$289,013
Investments in Registered Investment Companies	182,413	156,245
Investments in Common Collective Trusts	37,912	33,855
Other Common and Preferred Stock	3,533	$3,247
Cash	2,170	2,006

Total	$579,741	$484,366

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

The interests of each the PSP and ESOP participating in the master trust investments at December 31, 2012 and 2011 were as follows:

	2012	2011
NVR, Inc. Employee Stock Ownership Plan	$342,588	$277,598
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	237,153	206,768

Net investment assets in master trust	$579,741	$484,366

Net investment income for the master trust for the year ended December 31, 2012 was as follows:

Net investment income due to appreciation of common and preferred stock	$95,785
Net investment income due to appreciation in investments in registered investment companies	18,614
Interest	261
Dividends	5,370

Net investment income in master trust	$120,030

The interest of each the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2012, was as follows:

NVR, Inc. Employee Stock Ownership Plan	$82,234
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	37,796

Net investment income in master trust	$120,030

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

The fair value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

	December 31, 2012
	2012	2011
Registered Investment Companies:
Fidelity Equity Dividend Inc. Fund	$14,737	$13,237
Fidelity Growth Company Fund	26,381	22,717
Fidelity Diversified International Fund	13,165	11,230
Fidelity Balanced Fund	16,918	15,799

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (1)	$19,989	$19,301

Employer securities:
NVR, Inc. Common Stock	$64,458	$53,610

(1)	Investment amounts at contract value. The fair value of the investment was $20,578 and $19,789 at December 31, 2012 and 2011, respectively.

4.	Tax Status

The Plan received its latest determination letter on May 17, 2012 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. This determination letter encompasses all of the Plan amendments made subsequent to the prior determination letter received by the Plan on February 17, 2000.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to the Fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

The average yield of the Fund based on actual earnings was 1.70% and 1.92% at December 31, 2012 and 2011, respectively. The average yield of the Fund based on interest rates credited to participants was 1.05% and 1.39% at December 31, 2012 and 2011, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7.	Parties-In-Interest

At December 31, 2012 and 2011, Plan investments of $147,238 and $130,139, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2012 and 2011, investments held by the Plan included 70,062 shares and 78,148 shares of NVR, Inc. common stock, with a fair value of approximately $64,458 and $53,610, respectively. These qualify as exempt parties-in-interest transactions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	December 31,
	2012	2011
Net assets available for plan benefits as reported in the financial statements	$242,007	$211,544
Fully benefit responsive investment contracts (a)	589	488
Deemed distributions (b)	(125)	(91)

Net assets available for plan benefits as reported in the Form 5500	$242,471	$211,941

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2012 and 2011

(dollars in thousands)

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income:

Year ended December 31, 2012
Total additions to plan assets as reported in the financial statements	$52,440
Fully benefit responsive investment contracts, prior year adjustment (a)	(488)
Fully benefit responsive investment contracts, current year adjustment (a)	589
Interest accrued on deemed distributions (b)	(35)
Corrective distributions (c)	114

Total additions to plan assets as reported in the Form 5500	$52,620

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants:

December 31, 2012
Benefit payments to participants as reported in the financial statements	$21,957
Disbursements related to deemed distributions (b)	(1)
Corrective distributions (c)	114

Benefit payments to participants as reported in the Form 5500	$22,070

(a)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.
(b)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
(c)	Corrective distributions relate to amounts due to participants for current plan year excess contributions and are reported as a reduction to employee contributions in the financial statements and as distributions in the Form 5500.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company – 282,818 shares	$26,381
*	Fidelity Balanced Fund	Registered investment company – 838,765 shares	16,918
*	Fidelity Equity Dividend Inc.	Registered investment company – 756,920 shares	14,737
*	Fidelity Diversified Int’l	Registered investment company – 440,443 shares	13,165
*	Fidelity Mid-Cap Stock Fund	Registered investment company – 315,396 shares	9,257
*	Fidelity Freedom Income	Registered investment company – 93,158 shares	1,088
*	Fidelity Freedom 2000	Registered investment company – 38,084 shares	450
*	Fidelity Freedom 2005	Registered investment company – 3,752 shares	47
*	Fidelity Freedom 2010	Registered investment company – 86,745 shares	1,117
*	Fidelity Freedom 2015	Registered investment company – 111,199 shares	1,441
*	Fidelity Freedom 2020	Registered investment company – 347,617 shares	4,655
*	Fidelity Freedom 2025	Registered investment company – 240,229 shares	3,262
*	Fidelity Freedom 2030	Registered investment company – 354,136 shares	4,859
*	Fidelity Freedom 2035	Registered investment company – 213,281 shares	2,958
*	Fidelity Freedom 2040	Registered investment company – 549,518 shares	7,644
*	Fidelity Freedom 2045	Registered investment company – 218,766 shares	3,083
*	Fidelity Freedom 2050	Registered investment company – 143,390 shares	2,025
*	Fidelity Freedom 2055	Registered investment company – 5,454 shares	54
*	Fidelity Total Bond	Registered investment company – 672,417 shares	7,363
*	Fidelity Low Priced Stock Fund	Registered investment company – 168,903 shares	6,667
	Spartan US Equity Index Fund	Registered investment company – 198,169 shares	10,006
	RS Sm Cap Growth A	Registered investment company – 87,690 shares	4,096
	ABF Sm Cap Val Inv	Registered investment company – 203,722 shares	4,231
	ABN Amro River Road Dynamic Equity CL N	Registered investment company – 2,672 shares	30
	Alger Small Capital CL C	Registered investment company – 432 shares	3
	Amana Mutual Fund Trust Growth	Registered investment company – 8,235 shares	221
	American Century Equity Income	Registered investment company – 2,730 shares	21
	Artisan International	Registered investment company – 2,152 shares	53
	Blackrock Health Sciences Port CL C	Registered investment company – 1,395 shares	41
	Blackrock Latin America Fund CL A	Registered investment company – 107 shares	6
	Dodge & Cox International Stock Fund	Registered investment company – 1,404 shares	49
	Dodge & Cox Income	Registered investment company – 677 shares	9
	Driehaus Emerging Markets	Registered investment company – 886 shares	27
	Eaton Vance Strat Income CL A	Registered investment company – 810 shares	7
	Federated Inst High Yield Bond Fund	Registered investment company – 6,080 shares	62
	First Eagle Sogen Gold CL A	Registered investment company – 193 shares	5
	First Eagle Sogen Global CL A	Registered investment company – 143 shares	7

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Registered Investment Companies
	Firsthand E-Commerce	Registered investment company – 5,645 shares	36
	Franklin Gold and Precious Metals CL A	Registered investment company – 155 shares	5
	Franklin Age High Income CL A	Registered investment company – 3,488 shares	7
	Greenspring Fund	Registered investment company – 4,389 shares	102
	Oakmark International	Registered investment company – 4,011 shares	84
	Hennessy Focus Investor CL	Registered investment company – 404 shares	20
	Intrepid Small Cap Fund	Registered investment company – 2,638 shares	39
	Ivy Asset Strategy CL A	Registered investment company – 367 shares	9
	Matthews Pacific Tiger Fund	Registered investment company – 1,578 shares	39
	Matthews China Fund	Registered investment company – 304 shares	7
	Metropolian West Total Return Bond	Registered investment company – 3,678 shares	40
	Metropolian West High Yield Bond CL M	Registered investment company – 3,994 shares	42
	Needham Aggressive Growth CL A	Registered investment company – 1,771 shares	29
	Needham Small Cap Growth	Registered investment company – 2,848 shares	35
	Oppenheimer Developing Markets CL A	Registered investment company – 204 shares	7
	Pimco Total Return CL D	Registered investment company – 14,041 shares	158
	Permanent Portfolio Fund Inc	Registered investment company – 1,119 shares	54
	Pimco Real Estate Real Return CL D	Registered investment company – 548 shares	3
	Pimco All Asset Fund CL D	Registered investment company – 8,554 shares	107
	Pimco Global Bond Fund CL D	Registered investment company – 5,731 shares	57
	Pimco Commodity Real Return CL D	Registered investment company – 398 shares	3
	Pimco Income Fund CL D	Registered investment company – 8,839 shares	109
	Royce Value Fund	Registered investment company – 6,173 shares	70
	Sextant International Fund	Registered investment company – 1,950 shares	30
	SIT Dividend Growth Fund CL S	Registered investment company – 1,478 shares	21
	Templeton Global Bond CL A	Registered investment company – 715 shares	10
	Touchstone Sands Cap Sel Growth CL Z	Registered investment company – 247 shares	3
	Vanguard Energy	Registered investment company – 876 shares	52
	Vanguard Specialized Gold & Prec Metals	Registered investment company – 540 shares	9
	Vanguard Health Care	Registered investment company – 370 shares	53
	Vanguard/Wellesley Income	Registered investment company – 4,409 shares	106
	Wells Fargo Advantage Discovery Fund	Registered investment company – 869 shares	22
	Wells Fargo Growth Fund	Registered investment company – 436 shares	17
	Westport Fund CL R	Registered investment company – 867 shares	23
	Yacktman Focused Fund	Registered investment company – 10,508 shares	216

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Registered Investment Companies
*	Fidelity New Markets Income	Registered investment company – 2,406 shares	43
*	Fidelity Floating Rate High Income	Registered investment company – 2,609 shares	26
*	Fidelity Strategic Income	Registered investment company – 532 shares	6
*	Fidelity Select Retailing	Registered investment company – 48 shares	3

			147,747
	Common Collective Trusts
*	Fidelity Managed Income Portfolio	Common collective trust – 19,988,827 shares	20,578

	Employer Securities
*	NVR, Inc.	NVR, Inc. common stock – 70,062 shares	64,458

	Common Stocks
	Annaly Mortgage Management Inc.	Shares of stock – 1,000 shares	14
	AT&T Inc.	Shares of stock – 2,702 shares	91
	Abbott Laboratories	Shares of stock – 740 shares	48
	American Express Co.	Shares of stock – 100 shares	6
	Apple Computer Inc.	Shares of stock – 287 shares	153
	BP PLC	Shares of stock – 1,013 shares	42
	Bank of America Corp	Shares of stock – 15,183 shares	176
	Baxter Intl. Inc.	Shares of stock – 500 shares	33
	Berkshire Hathaway Inc. CL B	Shares of stock – 1,000 shares	90
	Best Buy Inc.	Shares of stock – 105 shares	1
	Boeing Co.	Shares of stock – 114 shares	9
	Brookfield Asset Management Inc.	Shares of stock – 500 shares	18
	Cannabis Science Inc.	Shares of stock – 10,000 shares	1
	Caterpillar Inc.	Shares of stock – 228 shares	20
	Chevrontexaco Corp.	Shares of stock – 452 shares	49
	Cisco Sys. Inc.	Shares of stock – 2,054 shares	40
	Coca Cola Co.	Shares of stock – 443 shares	16
	Conforce Int’l Inc.	Shares of stock – 30,000 shares	1
	Crocs Inc.	Shares of stock – 657 shares	9
	Diageo Plc.	Shares of stock – 159 shares	19
	Dow Chemical Co.	Shares of stock – 225 shares	7
	Duke Energy Corp.	Shares of stock – 830 shares	53

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Common Stocks
	Exelon Corp.	Shares of stock – 101 shares	3
	Exxon Mobile Corp.	Shares of stock – 1,051 shares	91
	Facebook Inc.	Shares of stock – 185 shares	5
	Frontline LTD	Shares of stock – 900 shares	3
	Freeport McMoran Copper and Gold Inc.	Shares of stock – 305 shares	10
	Fortescue Metal Grp LTD	Shares of stock – 110 shares	1
	Fuse Science Inc.	Shares of stock – 3,250 shares	1
	Galloway Energy Co.	Shares of stock – 7 shares	—
	General Electric Co.	Shares of stock – 2,093 shares	44
	Genoil Inc.	Shares of stock – 20,000 shares	1
	Google Inc.	Shares of stock – 120 shares	85
	Graco, Inc.	Shares of stock – 514 shares	27
	Heinz H J Co.	Shares of stock – 221 shares	13
	Hormel George A & Co.	Shares of stock – 216 shares	7
	Illinois Tool Works	Shares of stock – 218 shares	13
	Intel Corp	Shares of stock – 54 shares	1
	International Business Machines	Shares of stock – 200 shares	38
	iShares Inc MSCI Singapore Index	Shares of stock – 245 shares	3
	iShares Inc MSCI Switzerland Index	Shares of stock – 320 shares	9
	iShares Trust Goldman Sachs Corp BD Fund	Shares of stock – 1,160 shares	140
	iShares Trust MSCI all Country Asia ex Japan	Shares of stock – 730 shares	44
	iShares Trust Dow Jones EPAC Select	Shares of stock – 775 shares	26
	iShares Trust Lehman 1-3 Year CR BD Fund	Shares of stock – 3,784 shares	399
	Johnson & Johnson	Shares of stock – 1,749 shares	123
	Kinder Morgan Inc.	Shares of stock – 312 shares	11
	Leggett & Platt Inc.	Shares of stock – 1,580 shares	43
	McCormick & Co. Inc.	Shares of stock – 109 shares	7
	McDonalds Corp	Shares of stock – 196 shares	17
	Medical Marijuana Inc.	Shares of stock – 4,000 shares	—
	Merck & Co.	Shares of stock – 1,075 shares	44
	Microsoft Corp.	Shares of stock – 1,815 shares	49
	Mondelez International Inc.	Shares of stock – 940 shares	24
	Mosaic Co.	Shares of stock – 300 shares	17
	Nike Inc.	Shares of stock – 512 shares	26

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Common Stocks
	Pepsico Inc.	Shares of stock – 400 shares	27
	Petroleo Brasileiro SA Petrobras	Shares of stock – 500 shares	10
	Pfizer Inc.	Shares of stock – 2,050 shares	51
	Philip Morris International Inc.	Shares of stock – 400 shares	33
	Plum Creek Timber Company Inc.	Shares of stock – 252 shares	11
	Procter & Gamble Co.	Shares of stock – 3,147 shares	214
	Royal Dutch Shell PLC	Shares of stock – 250 share	18
	Royal Dutch/Shell Group ADR	Shares of stock – 18 share	1
	SPDR Gold TR Gold Shares	Shares of stock – 894 shares	145
	Sector SPDR TR SHS BEN Int. Utilitites	Shares of stock – 3,230 shares	113
	Sirius XM Radio Inc.	Shares of stock – 1,113 shares	3
	Sprint Corp.	Shares of stock – 640 shares	4
	Sprott Physical Gold Trust	Shares of stock – 700 shares	10
	Sprott Physical Silver Trust	Shares of stock – 800 shares	10
	Starbucks Corp.	Shares of stock – 208 shares	11
	Sunpeaks Ventures Inc.	Shares of stock – 3,000 shares	—
	Sysco Corp.	Shares of stock – 115 shares	4
	3M Company	Shares of stock – 300 shares	28
	Unilever PLC	Shares of stock – 364 shares	14
	United Technologies Corp.	Shares of stock – 625 shares	51
	Verizon Communications	Shares of stock – 1,123 shares	49
	Visa Inc.	Shares of stock – 300 shares	46
	Waste Management Inc.	Shares of stock – 53 shares	2
	Wellpoint Inc.	Shares of stock – 65 shares	4
	Wells Fargo & Co.	Shares of stock – 1,605 shares	55
	Call (AAPL) Apple Inc.	Shares of stock – 19 shares	22
	Call (SLV) iShares Silver Tr	Shares of stock – 143 shares	8
	Call (GOOG) Google Inc.	Shares of stock – 2 shares	10
	Put (ALL) Allstate Corp.	Shares of stock – 125 shares	3
	Put (C) Citigroup Inc.	Shares of stock – 10 shares	—

			3,178
	Preferred Stock
	Ford Motor Co.	Shares of stock - 750 shares	19

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	1,762

	Participant loans - other	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through December, 2027	4,834

			$242,576

*	Party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

June 27, 2013

NVR, Inc.

By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm